Grant F. Adamson Chief Governance Officer Telecopier: (512) 434-3750 e-mail: GrantAdamson@templeinland.com
October 16, 2007
Via EDGAR and Hand Delivery
Mr. Timothy Geishecker
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Guaranty Financial Group (“Guaranty”)
Amendment Number One to Registration Statement on Form 10
Filed on September 26, 2007
File No. 001-33661
Dear Mr. Geishecker:
     This letter is in response to the written comments received from the staff (the “Staff”) of the Division of Corporation Finance contained in the letter dated October 5, 2007, regarding the above referenced filing (the “Comment Letter”). A copy of the Comment Letter is attached for your reference. Our responses correspond to the numbering of the comments set forth in the Comment Letter with a brief summary of the comment used as a caption.
     We understand and appreciate the purpose of your review and appreciate the points raised in your comments and look forward to working with you to improve the disclosure in our filing. Accordingly, we are working to clarify and supplement our disclosures in the Form 10 and are simultaneously filing Amendment No. 2 to the Form 10. For your convenience, copies of the amended Form 10 are enclosed and have been marked to show changes from Amendment No. 1 to the Form 10 filed on September 26, 2007. Page references in this response refer to the pages of the form of information statement included in the amended Form 10.
1. Please tell us why your pro forma balance sheet and income statements reflect the repayment of debentures, when they are not determined to be redeemed until subsequent periods, which has yet to occur.
     Following our discussion with John Spitz, we have revised the pro forma financial information on pages 44 to 49 to reflect that the $100 million to be contributed by Temple-Inland will be held in a restricted cash account until such time as the trustee can use the funds to redeem the debentures. The pro forma adjustment to remove the interest expense related to these debentures has been eliminated.
2. Please disclose in your Compensation Discussion and Analysis (“CDA”) the specific items of company performance and the individual objectives used to determine incentive amounts

Mr. Timothy Geishecker
October 16, 2007

and how your incentive awards are specifically structured around such performance goals and individual objectives.
     We have added additional disclosure of the performance goals and individual objectives Temple-Inland used in 2006 to determine incentive awards on page 100. We would also direct your attention to the related discussion of the anticipated use of performance goals and individual objectives by Guaranty beginning on page 92.
     As we indicated in our response dated September 26, 2007, we are familiar with the interpretive guidance the Staff provided on January 24, 2007 regarding treatment of executive compensation disclosure in a spin-off situation, which would suggest that generally under our circumstances, the executive compensation disclosure would be treated similarly to an IPO situation. Under our particular circumstances, however, we believe the material disclosure related to executive compensation concerns the compensation philosophy and methodology of Guaranty, which is thoroughly discussed on pages 89 through 99. While we understand the need for the historical tabular disclosure that appears on pages 101 through 108, we believe that how and why Temple-Inland determined those amounts for 2006 is not material to the investor in Guaranty. We believe our position on the materiality of this information is bolstered by the fact that the information statement does not relate to an election of directors for Guaranty and Temple-Inland thoroughly described the how and why of its executive compensation program in its proxy statement filed in March 2007. Accordingly, rather than confuse the Guaranty investor with the details of how and why Temple-Inland determined the compensation of its executives in 2006, we believe the appropriate level of disclosure is to provide the investor context for the tabular disclosure without extensive accompanying narrative that could be confused with Guaranty’s compensation philosophy and methodology.
3. Please revise your CDA to expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers.
     We have added additional disclosure on page 100 of how individual performance contributed to compensation determined by Temple-Inland in 2006. We would also direct your attention to the related discussion of the anticipated use of performance goals and individual objectives by Guaranty beginning on page 92.
     Please refer to the last paragraph of our response to comment 2.
4. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits related to a termination or change in control.
     We have added a discussion on page 106 regarding the determination made by Temple-Inland regarding appropriate payments related to a termination or change in control. We would also direct your attention to the related discussion of the anticipated change in control determinations by Guaranty beginning on page 96.

Mr. Timothy Geishecker
October 16, 2007

     Please refer to the first paragraph of our response to comment 2.
* * * * *
     We hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to our disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that the foregoing has been responsive to the Staff’s comments. We appreciate your interest in working with us to enhance the disclosures in our filing and look forward to working with you toward this end. If you should have any questions or comments regarding this matter, please feel free to contact me.
Very truly yours,
/s/ Grant F. Adamson
Grant F. Adamson
Chief Governance Officer
Enclosures

cc:	Scott A. Almy, Guaranty Financial Group
Stephen W. Hamilton, Skadden Arps
Ernst & Young LLP